UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

THE HILLSHIRE BRANDS COMPANY
(Name of Subject Company)
TYSON FOODS, INC.
HMB HOLDINGS, INC.
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
________________
432589109
(Cusip Number of Class of Securities)

David L. Van Bebber
Executive Vice President and General Counsel
Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999
(479) 290-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

George R. Bason, Jr.
Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Exhibit No.     Description

99.1        Press Release issued by Tyson Foods, Inc. on June 16, 2014